UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

FLOOR & DECOR HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

339750 101

(CUSIP Number)

Monica J. Shilling

Kirkland & Ellis LLP

2049 Century Park East

Suite 3700

Los Angeles, California 90067

Tel: (310) 552-4200

Fax: (310) 552-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Corporate Opportunities Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,724,262* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,431,478 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,724,262* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Consists of (1) 5,431,478 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF III”) and (2) 3,292,784 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of May 22, 2020. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons ACOF Operating Manager III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,724,262* (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,431,478 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,724,262* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 5,431,478 shares of Class A common stock held by ACOF III and (2) 3,292,784 shares of Class A common stock in the aggregate held by FS as of May 7, 2020. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,724,262 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,431,478 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,724,262* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 5,431,478 shares of Class A common stock held by ACOF III and (2) 3,292,784 shares of Class A common stock in the aggregate held by FS as of May 7, 2020. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,724,262 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,431,478 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,724,262 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Consists of (1) 5,431,478 shares of Class A common stock held by ACOF III and (2) 3,292,784 shares of Class A common stock in the aggregate held by FS as of May 7, 2020. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,724,262 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,431,478 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,724,262 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 5,431,478 shares of Class A common stock held by ACOF III and (2) 3,292,784 shares of Class A common stock in the aggregate held by FS as of May 7, 2020. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,724,262 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,431,478 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,724,262 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* Consists of (1) 5,431,478 shares of Class A common stock held by ACOF III and (2) 3,292,784 shares of Class A common stock in the aggregate held by FS as of May 7, 2020. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,724,262 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,431,478 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,724,262 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* Consists of (1) 5,431,478 shares of Class A common stock held by ACOF III and (2) 3,292,784 shares of Class A common stock in the aggregate held by FS as of May 7, 2020. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,724,262 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,431,478 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,724,262 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 5,431,478 shares of Class A common stock held by ACOF III and (2) 3,292,784 shares of Class A common stock in the aggregate held by FS as of May 7, 2020. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,724,262 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,431,478 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,724,262 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 5,431,478 shares of Class A common stock held by ACOF III and (2) 3,292,784 shares of Class A common stock in the aggregate held by FS as of May 7, 2020. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,724,262 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,431,478 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,724,262 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 5,431,478 shares of Class A common stock held by ACOF III and (2) 3,292,784 shares of Class A common stock in the aggregate held by FS as of May 7, 2020. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by FS.

Explanatory Note

This Amendment No. 9 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on May 12, 2017, Amendment No. 1 to the Schedule 13D filed on July 27, 2017, Amendment No. 2 to the Schedule 13D filed on November 22, 2017, Amendment No. 3 to the Schedule 13D filed on May 29, 2018, Amendment No. 4 to the Schedule 13D filed on September 18, 2018, Amendment No. 5 to the Schedule 13D filed on March 4, 2019, Amendment No. 6 to the Schedule 13D filed on August 13, 2019, Amendment No. 7 to the Schedule 13D filed on November 18, 2019 and Amendment No. 8 to the Schedule 13D filed on May 11, 2020 (together, the “Original Schedule 13D” and together with this Amendment No. 8, the “Schedule 13D”). Except as amended herein, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used herein as so defined.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)   Aggregate number and percentage of securities.

As of May 22, 2020, ACOF III directly holds 5,431,478 shares of Common Stock. Each of the Reporting Persons, as a result of the relationships described in Item 2 of this Schedule 13D, may be deemed to directly or indirectly beneficially own the shares of Common Stock held by ACOF III and reported on the cover pages to this Schedule 13D for such Reporting Person. See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

Based upon information included in filings with respect to the Issuer with the Securities and Exchange Commission, as of May 22, 2020, FS in the aggregate holds 3,292,784 shares of Common Stock, which are included in items 8 and 11 of the cover pages to this Schedule 13D. The Reporting Persons expressly disclaim the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with FS as a result of the Investor Rights Agreement or otherwise, as well as beneficial ownership with respect to any shares of Common Stock beneficially owned by FS, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons. The applicable ownership percentages reported in this Schedule 13D are based on an aggregate of 102,333,223 shares of Common Stock outstanding as of May 15, 2020 as reported in the Issuer’s Prospectus filed with the SEC in accordance with Rule 424(b) on May 21, 2020.

(b)   Power to vote and dispose. See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition. The Reporting Persons expressly disclaim the power to vote or dispose of the shares held by FS included in Item 8 of the cover pages of this Schedule 13D, as a result of the Investor Rights Agreement or otherwise.

(c)   Transactions within the past 60 days.  On May 7, 2020, ACOF III sold 3,376,928 shares of Common Stock in a block trade in accordance with the requirements of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). On May 7, 2020, FS sold an aggregate of 1,623,072 shares of Common Stock in a block trade in accordance with the requirements of Rule 144 under the Securities Act.

On May 22, 2020, ACOF III sold 3,500,000 shares of Common Stock and FS sold an aggregate of 1,000,000 shares of Common Stock, each pursuant to the terms of the Sixth Underwriting Agreement (as defined in Item 6 below).  Except for the information set forth herein, including in Items 3, 4 and 6, which are incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d)   Certain rights of other persons. Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)   Date ceased to be a 5% owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

Sixth Underwriting Agreement

On May 19, 2020, ACOF III, the Issuer, the other selling stockholders identified on Schedule B of the Underwriting Agreement and Morgan Stanley & Co. LLC (“Morgan Stanley” or the “Underwriter”), entered into an underwriting agreement (the “Sixth Underwriting Agreement”) with respect to, among other things, the sale by ACOF III of 3,500,000 shares of Common Stock and the sale by FS of an aggregate of 1,000,000 shares of Common Stock (the “Sixth Offering”). On May 22, 2020, pursuant to the Sixth Underwriting Agreement, ACOF III sold 3,500,000 shares of Common Stock and FS sold an aggregate of 1,000,000 shares of Common Stock to the Underwriter at a price of $44.55 per share. The Underwriter intends to offer the Sixth Offering shares of Common Stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The foregoing description of the Sixth Underwriting Agreement is qualified in its entirety by reference to the full text of the Sixth Underwriting Agreement, a copy of which is filed as Exhibit 14 hereto, and is incorporated by reference into this Item 6.

May 2020 Lock-Up Agreement

In connection with the sale on May 7, 2020 by ACOF III of 3,376,928 shares of Common Stock, ACOF III agreed not to sell any additional shares of Common Stock during the 30-day period beginning on May 7, 2020 without the consent of Morgan Stanley. Morgan Stanley agreed to waive the restriction against ACOF III selling any additional shares.  In connection with the Sixth Underwriting Agreement, on May 19, 2020, ACOF III entered into a lock-up agreement (the “May 2020 Lock-Up Agreement”) with the Underwriter. Pursuant to the terms of the May 2020 Lock-Up Agreement, ACOF III has agreed, with certain limited exceptions, including distributions to limited partners and transfers to affiliates, which in each case would be subject to the recipient signing a similar lock-up agreement, not to directly or indirectly: (i) offer, pledge, sell or contract to sell any Common Stock, (ii) sell any option or contract to purchase any Common Stock, (iii) purchase any option or contract to sell any Common Stock, (iv) grant any option, right or warrant for the sale of any Common Stock, (v) lend or otherwise dispose of or transfer any Common Stock, (vi) request or demand that the Issuer publicly file a registration statement related to the Common Stock, or (vii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise for a period of 30 days from the date of the Underwriting Agreement, without the prior written consent of the Underwriters. The foregoing description of the May 2020 Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of the Lock-Up Agreement, a copy of which is filed as Exhibit 15 hereto, and is incorporated by reference into this Item 6.

Item 7.      Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following:

Exhibit 14

Underwriting Agreement, by and among ACOF III, the Issuer, Morgan Stanley & Co. LLC, and the other Selling Stockholders identified in Schedule B thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on May 22, 2020).

Exhibit 15	Form of Lock-Up Agreement (incorporated by reference to Exhibit B of Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on May 22, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 22, 2020

ARES CORPORATE OPPORTUNITIES FUND III, L.P.
By:	ACOF Operating Manager III, LLC
Its Manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ACOF OPERATING MANAGER III, LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.
By:	ARES HOLDCO LLC
Its General Partner

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES VOTING LLC
By: ARES PARTNERS HOLDCO LLC
Its: Sole Member

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory